

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

September 17, 2008

<u>VIA U.S. MAIL AND FAX (852)-2546-6878</u>

Mr. Bondy Tan
Chief Executive Officer
Lightscape Technologies, Inc.
3/F., 80 Gloucester Road,
Wanchai, Hong Kong

>    **Re:    Lightscape Technologies, Inc.**
>    **Form 10-KSB for the year ended March 31, 2008**
>    **Filed July 14, 2008**
>    **Form 10-Q for the quarterly period ended June 30, 2008**
>    **Filed August 14, 2008**
>    **File No. 000-30299**

Dear Mr. Tan:

    We have reviewed your filings and have the following additional comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended March 31, 2008

Financial Statements, page 36

Consolidated Statements of (Operations) Income, page 42

1.      Refer to our prior comment 4.  We noted your response to our prior comment and agree with your conclusions that the fixed asset disposal losses and intangible asset impairment charges recorded during the year ended March 31, 2008 are required to be presented as components of income (loss) from continuing operations.  Please tell us why you believe your current presentation of the items as other income or expenses is appropriate.  Note the guidance at Question 2 of SAB Topic 5 (P)(3) which discusses whether a registrant may present a charge which relates to assets or activities for which the associated revenues and expenses have historically been included in operating income as an item of "other expense" in their income statement.  Revise future filings as necessary based on our concerns.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR as correspondence.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jay Webb, Staff Accountant, at (202) 551-3603 if you have any questions regarding these comments.  In this regard, do not hesitate to contact me at (202) 551-3554.

                                        Sincerely,


                                        Angela Crane
                                        Accounting Branch Chief